ACQUISITION AGREEMENT

The ACQUISITION AGREEMENT (the "Agreement") has been made and entered into effect as of this 1st day of October 2024, by and among Earth Science Tech, Inc., a Florida corporation (the "Buyer") and Avenvi, LLC., a Florida corporation (the "Target"), (together both Buyer and Target are referred to as the "Parties").

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Florida General Corporation Law (the "FGCL"), the Florida Business Corporation Act, and the United States Internal Revenue Code of 1986, as amended (the" IRC"), the Parties intend to enter into a certain transaction whereby the Buyer will acquire the business of Target and its shareholder will receive cash from the Buyer as consideration for the exchange for the business of Target.

WHEREAS, the Parties structured the transaction as a tax free share exchange whereby Target, and/or the business of Target, will become a wholly owned subsidiary of the Buyer, however the Parties specifically reserve the right to alter or amend the technical structure of the transactions and to make such structural non-substantive changes as may be necessary or desirable in order to maximize the value received by the Buyer and its shareholders and to eliminate or minimize any negative tax effects to the Target Parties; and the Parties will work together in good faith to make any such changes, if necessary. Notwithstanding anything to contrary herein, in the event that the transitions, as structured, or as later reported would create a significant tax burden on Target's shareholder, their family members, heirs, successors, assigns, companies, affiliates, etc., the share exchange and other transitions shall be deemed void and here on effective immediately thereafter to be reformed and modified first, to give effect to the business acquisition described herein on Target's shareholder, their family members, heirs, successors, assigns, companies, and affiliates.

WHEREAS, the Board of Director of the Target (i) has determined that the Agreement (as defined in Section 1.1. below) is in the best interest of the Target (ii) has approved this Agreement and theater transactions contemplated hereby (collectively, the "Transactions") (iii) has adopted a resolution declaring the Agreement advisable, and (iv) and has determined to recommend approval of this Agreement by its sole shareholder; and

WHEREAS, the Board of Directors of the Buyer (I) pass determined that the Agreement is consistent with and in furtherance of the long-term business strategy of the Buyer and is fair to, and in the best interests of, the Buyer and its shareholders, (ii) has approved this Agreement, (iii) has adopted a resolution declaring the Agreement advisable; and

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

The Exchange:

1.1 The Cash Exchange

Subject to the terms and conditions of this Agreement:

(a) Buyer Payment Plan to Target

The Buyer shall purchase the Target for $1,058,788.30 (one million fifty-eight thousand seven hundred eighty-eight dollars and thirty cents) based on the Targets

net asset value at the time of closing. The Buyer shall pay Target's shareholder an upfront payment of $258,788.30 (two hundred fifty-eight thousand seven hundred eighty-eight dollars and thirty cents) at closing, followed by subsequent monthly payments of $200,000 (two hundred thousand) dollars for the next four months.

(b) Transfer of Target Shares

Target agrees to deliver to the Buyer duly endorsed certificate(s), representing all (100%) of common stock of Avenvi, LLC., (the "Shareholder Certificate(s)"), and any other documentation as may be required to transfer the Shareholder Certificate(s) to the Buyer or in the event that Target is not able to locate the certificates representing 100 shares of common stock, then Target shall deliver an executed and notarized affidavit of lost, stolen or destroyed stock certificate.

1.2 Effects of the Share Exchange

On or as soon after execution of this Agreement as is practicable the Target shall be wholly owned subsidiary of the Buyer.

2.1 Interpretation

(a) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word of phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The terms "hereof", "herein" and "herewith" and words of similar import shall unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) When a reference is made in this Agreement to an Article, Section, Paragraph, Exhibit or Schedule, such reference is to an Article, Section, Paragraph, Exhibit or Schedule to his Agreement unless otherwise specified.

(d) The word "include", "includes", and "including" when used in this Agreement shall to deemed to be followed by the words "without limitation", unless otherwise specified.

(e) A reference to any Party to this Agreement or any other agreement or document shall include such Party's predecessors, successors and permitted assigns.

(f) Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(g) The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

(h) All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

3.1 Representation and Warranties of the Target. The Target and its shareholder and Board of Director, makes the following representations and warranties to the Buyer.

3.2 Recitals. The recitals, as they apply to the Target and its shareholder and Board of Director in the preamble to this Agreement are true and correct and are hereby incorporated in this Agreement by reference.

3.3 Title and Authority of its shareholder and Board of Director. The shareholder and Board of Director has good and marketable title on the books of the Target, free from all liens, claims, and encumbrances. The shareholder and Board of Director has the unfettered right, power, and authority to transfer the Target pursuant to this Agreement. Delivery of the Target to the Buyer, as contemplated by this Agreement, will vest unencumbered title to the Target in the Buyer.

3.4 Organization. The Target is a limited liability company organized, validly existing, and in good standing under the laws of the State of Florida.

3.5 Capitalization. The Target is reflected in the preamble above and owned beneficially and of record by the shareholder and Board of Director. The Target does not have any contracts or agreements containing any profit participation features, appreciation rights or phantom options, or similar agreements that allow anyone to participate in the equity or profits of the Target.

3.6 Authorization of the Target. The Target has the capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been, and each other document, instrument or agreement to be executed and delivered by the Target. This Agreement and the transactions contemplated hereunder will, upon such delivery of this Agreement, be duly executed and delivered by the Target and constitutes, the valid and legally binding obligation of the Target, enforceable against him in accordance with its terms and conditions; provided that (i) enforcement may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws of general application affecting the rights and remedies of creditors; and (ii) enforcement may be subject to general principles of equity, and the availability of remedies of specific performance and injunctive relief may be subject to the discretion of the court before which any proceeding for such remedies may be brought. Any and all actions, resolutions and consents required by the Target's governing documents have been executed so that this Agreement and the transactions contemplated hereunder will, upon such delivery of this Agreement, be duly executed and delivered by the Target and constitutes, the valid and legally binding obligation of each, enforceable against each of them in accordance with its terms and conditions; provided that (i) enforcement may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws of general application affecting the rights and remedies of creditors; and (ii) enforcement may be subject to general principles of equity, and the availability of remedies of specific performance and injunctive relief may be subject to the discretion of the court before which any proceeding for such remedies may be brought.

3.7 No Conflict or Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (i) will result in a violation of or a conflict with any provision of the organizational documents of the Target; (ii) will result in a breach of, a default under, giving any third party the right to modify, terminate or accelerate any obligation under, any term or provision of any contractor agreement to which the Target is a party or by which their assets are bound; (iii) will result in a violation by the Target in any material respect of any governmental order, or (iv) require prior approval or consent from any non-governmental or governmental person or entity, except for those regulatory approvals.

3.8 Litigation. There is no action or proceeding pending by or against, or to the knowledge of the Target, threatened in writing against or affecting the Target before any court or arbitrator or any governmental authority which is reasonably likely to have a material adverse effect on the Target or which, in any manner, challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement, or which would materially interfere with the business of the Target. There are no facts or circumstances that could be expected to give rise to such action or proceeding that would be required to be disclosed by the provisions of this Section. There is no order, judgment, decree or other determination by a governmental authority pending or threatened against the Target.

3.9 Compliance with Laws; Taxes. The Target is in compliance in all material respects with all applicable laws, orders and regulations to which it is subject. The Target has not received any written communication that alleges that the Target is not in compliance in all material respects with any laws, orders or regulations. The Target has not taken any actions, direct or indirect, which could result in being subjected to any fines provide authorizations, participations or contracts, if any, being suspended, revoked and/or terminated. Without limiting the foregoing, the Target has filed all tax returns required to be filed and has paid all taxes which it has been, or which prior to the Closing Date will be, required to pay except for taxes not yet due and payable or being contested in good faith. No tax return of the Target is under audit or examination by any taxing authority, and no written notice of such an audit or examination has been received by any of the Target. All taxes incurred in connection with the Target for periods ending on or prior to the Closing Date have been, or prior to the Closing Date will be, paid except for taxes being contested in good faith. The Target has withheld and paid over all taxes required by applicable laws to have been withheld and paid over (including any estimated taxes) with respect to periods (or portions thereof) ending on or prior to the date hereof.

In addition, without limiting the foregoing, the Target has not directly or indirectly made any contribution or paid or delivered or committed itself to pay or deliver ,any fee, commission, gift, bribe, rebate, payoff, influence payment or kickback, regardless of form, whether in money, property or services, or any other payment of money or items of property or services, to any person that in a manner is related to the business or operations and that is prohibited by law.

3.10 Title to Assets. Target has good and marketable title to all of the assets used in connection with the operation of its business, free and clear of any and all liens, encumbrances and other charges and restrictions.

3.11 Contracts. There are no contracts or agreements of any kind or nature whatsoever to which the Target is bound, affecting the businesses or their operation's assets are bound.

3.14 Environmental Matters. The Target has not received written notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or any similar state or local statute ordinance from any governmental agency or any third party and, to the knowledge of the Target, there are no facts or circumstances which could form the bases for the assertion of any claim against the Target under any environmental laws including, without limitation, CERCLA or any similar local, state or foreign law.

3.15 Disclosure. No representation or warranty contained in this Section 3 contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein not misleading.

3.16 Broker's or Finder's Fee. The Target has not engaged a realty company, brokers, finders or similar persons in connection with this Agreement. Target hereby agrees to defend, indemnify and hold Buyer harmless against any brokers, finders or similar persons claiming by, through or under the Target for a commission or other compensation in connection with this sale and purchase.

Additional Covenants of the Parties

4.1 Closing. The Closing shall take place virtually, by the exchange of cash and executed documents via email, on the Closing Date or at such other location as agreed to by the Parties. Notwithstanding the location of the Closing, each Party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel for Buyer and Target, provided such undertakings are satisfactory to each Party's respective legal counsel.

Termination

5.1 Termination. This Agreement may be terminated at any time prior to the Closing Date contemplated hereby by:

(a) Mutual agreement of Buyer and Target;

(b) Buyer, if there has been a material breach by Target of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Target that is not cured, to the reasonable satisfaction of Buyer, within ten (10) business days after notice of such breach is given by Buyer (except that no cure period will be provided for a breach by Target that by its nature cannot be cured);

(d) Buyer or Target, if the Transaction is not closed by October 1, 2024, unless the Parties hereto agree to extend such date in writing; or

(e) Buyer or Target if any permanent injunction or other order of a governmental entity of competent authority preventing the consummation of the Transaction contemplated by this Agreement has become final and non-appealable.

5.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 5.1, this Agreement will be of no further force or effect, provided, however, that no termination of this Agreement will relieve any party of liability for any breaches of this Agreement that are based on a wrongful refusal or failure to perform any obligations.

Indemnification, Remedies, Survival

6.1 Certain Definitions. For the purposes of this Section 8, the terms "Loss" and "Losses" mean any and all demands, claims, actions or causes of action, assessments, losses, damages, Liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorneys, accountants and other professional fees and expenses, but excluding any indirect, consequential or punitive damages suffered by Buyer or Target including damages for lost profits or lost business opportunities.

6.2 Agreement of Target to Indemnify. Target will indemnify, defend, and hold harmless, to the full extent of the law, Buyer and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Buyer and its shareholders by reason of, resulting from, based upon or arising out of:

(a) the breach by Target of any representation or warranty of Target contained in or made pursuant to this Agreement or any certificate or other instrument delivered pursuant to this Agreement; or

(b) the breach or partial breach by Target of any covenant or agreement of Target made in or pursuant to this Agreement, or any certificate or other instrument delivered pursuant to this Agreement.

Miscellaneous Provisions

7.1 Effectiveness of Representations; Survival. Each Party is entitled to rely on the representations, warranties and agreements of each of the other Parties and all such representation, warranties and agreement will be effective regardless of any investigation that any party has undertaken or failed to undertake. Unless otherwise stated in this Agreement, and except for instances of fraud, the representations, warranties and agreements will survive the Closing Date.

7.2 Further Assurances. Each of the Parties hereto will cooperate with the others and execute and deliver to the other Parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other Party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

7.3 Severability. If any term or other provision of this Agree

7.4 Assignment; Binding; Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective executors, heirs, personal representative 's successors, and assigns.

7.5 Fees and Expenses. All fees and expenses incurred in connection with the Agreement and the other Transactions, shall be paid by the Party incurring such fees or expenses, whether or not the Agreement is consummated.

7.6 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of Florida, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Florida.

7.7 Consent to Jurisdiction; Waiver of Jury Trial. Each Party irrevocably submits to the exclusive jurisdiction of (a) Florida, and (b) the United States District of Florida, for the purpose of any Proceeding either in the United States District of Florida, for the purpose of any Proceeding arising out of this Agreement or any Transaction. Each Party agrees to commence any such Proceeding either in the United States District Court of Florida or if such Proceeding may not be brought in such court for jurisdictional reasons, in the District Court sitting in Montgomery County, Florida. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party's respective address set forth above shall be effective service of process for any Proceeding in Florida with respect to any matters to which it has submitted to jurisdiction in this Section 2.7. Each Party irrevocably and unconditionally waives any objection to laying of venue of any Proceeding arising out of this Agreement or any of the Transactions.

7.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

7.9 Entire Agreement. This Agreement and any documents delivered by the Parties in connection herewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understanding among the Parties with respect thereto. Except as otherwise provided herein, no addition to or modification of any provision of this Agreement shall be binding upon any Party hereto unless made in writing and signed by all Parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement or caused this Agreement to be executed by the respective officers thereunto duty authorized, in each case as of the data first written above.

Avenvi, LLC.

By: ______________________

Giorgio R. Saumat, Sole Member and Sole Manager

Earth Science Tech. Inc.

By: ______________________

Mario G. Tabraue, COO and Director of the Board

By: ______________________

Yovan Sanchez, Director of the Board

By: ______________________

Jeff P.H. Cazeau, Independent Director of the Board

By: ______________________

Emiliano Curia, MD, Independent Director of the Board